Via facsimile and U.S. Mail
Mail Stop 6010

November 16, 2007

Mr. John D. Stanton
Chief Executive Officer
Nanobac Pharmaceuticals, Inc.
4730 N. Habana Avenue, Suite 205
Tampa, FL 33614

   Re: Nanobac Pharmaceuticals,, Inc.
     Item 4.01 Form 8-K
     Filed October 10, 2007
     File No. 033-80612

Dear Mr. Stanton:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise your disclosure in the third paragraph of your filing to state whether, during your two most recent fiscal years and the subsequent interim period from January 1, 2007 through October 2, 2007, the date your auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Please see Item 304(a)(1)(iv) of Regulation S-B.

2. Although you indicate that you requested Aidman Piser to furnish you a letter stating whether it agrees with your statements and that you would file this letter as an exhibit, you have not provided this letter within the required ten business days from the filing of your report. Please provide your former auditor with your revised disclosure in response to the previous comment and file as Exhibit 16 their letter indicating whether or not they agree with your revised disclosures in your amended Form 8-K. Please see Item 304(a)(3) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3638.

Sincerely,

Mark K. Brunhofer
Senior Staff Accountant